Item 77E - Deutsche Equity 500 Index Portfolio
(formerly DWS Equity 500 Index Portfolio)
On December 7, 2010, Deutsche Equity 500 Index
Portfolio (formerly DWS Equity 500 Index
Portfolio) (the "Trust") was named as a defendant in the First Amended Complaint filed by the Official
Committee of Unsecured Creditors in the U.S.
Bankruptcy Court for the District of Delaware in the lawsuit styled Official Committee of Unsecured
Creditors of Tribune Company, et al., v. Fitzsimons et al. (the "Lawsuit"). The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash. Following the completion of the LBO in 2007, the Tribune
Company filed for bankruptcy. The Lawsuit seeks to recover all payments made to the shareholders in the LBO. The Lawsuit has been consolidated in a multi-district litigation in the United States District
Court for the Southern District of New York, case no. 12-MC-2296. At the outset of the Lawsuit, the Court issued a scheduling order which stayed all substantive proceedings in the Lawsuit until after the decision on motions to dismiss based on certain defenses common to the defendants filed in related cases. On September 23, 2013, the District Court entered an order granting the defendants' motion to dismiss in those related cases due to the pendency of the Lawsuit seeking recoveries on similar grounds, and the plaintiffs in the related cases have appealed that order to the United States Court of Appeals for the Second Circuit. Oral arguments were held in November 2014. On March 29, 2015, the Second Circuit, in a unanimous opinion, affirmed the District Court's dismissal of the related cases. The plaintiffs in the related cases subsequently filed a petition for rehearing, which the Second Circuit denied on July 22, 2016. On
September 9, 2016, the plaintiffs filed a petition for a writ of certiorari of the Second Circuit's decision in the U.S. Supreme Court. The writ petition has been fully briefed. Accordingly, the Lawsuit will continue to seek recovery of all amounts that the Trust received on a theory of intentional fraudulent conveyance. On April 25, 2014, the District Court entered an order governing the upcoming stage of the Lawsuit, which directed Ropes & Gray, as Liaison Counsel to the Shareholder Defendants, to file a global motion to dismiss (the "Global Motion to Dismiss") the Lawsuit on behalf of all shareholder defendants named in Exhibit A to the current Fifth Amended Complaint (including the
Trust).  The Global Motion to Dismiss was filed on
May 23, 2014.  On January 9, 2017, the District
Court granted the Global Motion to Dismiss, dismissing the only claim asserted against the shareholder defendants named in the Lawsuit, and denied the plaintiff's request for leave to amend the Complaint. On February 1, 2017, the plaintiff filed a letter addressed to the District Court requesting certification for appeal, pursuant to Federal Rule of Civil Procedure 54(b), of the court's decision granting the shareholder defendants' Global Motion to Dismiss. On February 23, 2017, the MDL Court issued an order indicating that the District Court intended to grant that request only after ruling on other pending motions to dismiss addressing separate claims in the same complaint, which currently remain unresolved. On July 18, 2017, the plaintiff filed another letter addressed to the District
Court requesting leave to file a motion requesting
(i) to file a sixth amended complaint in the FitzSimons case adding a constructive fraudulent conveyance claim based on a potential change in the governing legal standard, and (ii) to reverse the plaintiff's prior request for entry of judgment pursuant to Federal Rule of Civil Procedure 54(b).
On July 28, 2017, Ropes & Gray, as Liaison
Counsel for the Executive Committee of Exhibit A
Shareholder Defendants in FitzSimons, and several other defendants filed letters addressed to the District Court opposing the relief requested in the plaintiff's second letter. On August 4, 2017, the plaintiff filed a reply letter reiterating his request to file a motion to amend. On August 14, 2017, the District Court issued an order denying the plaintiff's request to file a sixth amended complaint at this time, without prejudice to renewal in the event of a potential intervening change in the governing law of the Second Circuit as a result of any decision by the Supreme Court in the pending appeal of FTI
Consulting, Inc. v. Merit Management Group, LP,
830 F.3d 690 (7th Cir. 2016), which was heard this term. The Court has not yet issued its decision.
Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on any series of the Trust.